

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY EXPECTS SIGNIFICANT PRODUCTION GROWTH IN 2008 AND 2009 SHARE REPURCHASES TO CONTINUE

CALGARY, Alberta, December 12, 2006 –Talisman Energy Inc. has announced its capital spending program for 2007, as well as providing estimates for production, operating costs, cash flow and sensitivities.

As announced previously, the Company plans to hold exploration and development spending flat in 2007 at approximately $4.8 billion[1]. North America and the North Sea account for 80% of planned spending.

Talisman expects its production to average approximately 485,000 boe/d in 2007, with a confidence level of plus or minus 5%. This is essentially unchanged from expected 2006 production volumes and reflects previously announced asset sales (37,600 boe/d), as well as constrained capital spending and some project delays. However, the Company plans to continue to use the proceeds from asset sales to repurchase Talisman common shares. As a result, production per share is expected to be within the Company's 5 to 10% target range in 2007.

With the completion of the asset sales program and ongoing development projects, the Company expects to increase 2008 production per share by 15% or more over 2007. This growth is expected to continue into 2009 with incremental production per share growth of approximately 10%.

Cash flow[2] is projected to be approximately $5 billion in 2007. The cash flow estimate for next year assumes US$65/bbl WTI oil prices, US$7.50/mmbtu NYMEX natural gas prices, a US$/C$ exchange rate of 0.90 and a C$/£ exchange rate of 2.05.

The estimate for cash flow is based on the midpoint of Talisman's expected production range for 2007. Additional guidance details and sensitivities to volume changes and economic assumptions are included in tables within this release. The Company plans to release its 2006 year end results on March 1, 2007.

"Talisman is well positioned to deliver production per share growth of 5% to 10% annually through at least 2009," said Dr. Jim Buckee, President and Chief Executive Officer. "Growth in 2007 will come through ongoing share repurchases as we rationalize our portfolio and continue to use the proceeds to buy back Talisman shares. We are also mindful of capital discipline given industry cost inflation, maintaining a strong balance sheet and investing in high return projects. Talisman plans to keep its exploration and development spending within the range of its projected cash flow for next year.

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1 Readers are cautioned that this news release includes forward-looking statements. Please see "Forward-Looking Statements" and "Corporate Guidance Assumptions" below.
2 "Cash flow" is a non-GAAP measure. Please refer to the "Non-GAAP Financial Measures" advisory below.

"Our exploration portfolio has been significantly enhanced and upgraded over the past year and, in my opinion, is now more prospective than at any time in Talisman's history. We've added significant acreage in Alaska and will shortly be drilling the first of three planned wells. I am very excited about the potential offshore Vietnam where we currently have a well drilling and plan to drill three additional wells next year. We've also added a highly prospective block in Colombia and new deepwater acreage in Indonesia. We drilled successful wells recently at J2 in the UK and a successful oil well offshore Trinidad. In 2007, the Company plans to participate in 35 international exploration wells (and eight contingent appraisal wells) with a net unrisked prospective and contingent resource potential of over 750 mm boe.

"This has been a difficult and challenging year for the oil industry in general. Cost pressures were higher than expected and many companies, including Talisman, experienced production outages due to mechanical issues, project delays and weather issues. However, we were successful on many fronts. We completed a number of non-core asset sales, using the proceeds to repurchase approximately 27.5 million common shares to date, with more expected to come. Significant progress was made in advancing major development projects in the UK (Tweedsmuir, Blane, Enoch, Wood), Norway (Rev, Yme) and Indonesia (West Java gas pipeline). Talisman's international production is expected to grow by approximately 40% between 2007 and 2009, with the vast majority of this growth attributable to development projects underway.

"We added significant amounts of acreage in Western Canada, building a strategic land position in the Outer Foothills and drilled high deliverability gas wells in both Canada and Appalachia. Talisman's production in North America is expected to fall in 2007 as a result of asset sales, which year over year have an estimated impact of approximately 17,000 boe/d. Production growth beyond 2007 is expected to average about 5% annually."

Capital Spending

Capital spending is budgeted at $4.8 billion in 2007, essentially unchanged from 2006. North America and the North Sea account for approximately 80% of exploration and development spending.

The Company expects to spend $2.4 billion (50%) of its total budget on drilling, with over 600 wells planned, and an additional $1.8 billion on plant and equipment.

The strategy for Talisman's North American operations is disciplined organic growth through drilling, focusing on material scalable conventional gas plays. North American exploration and development spending for 2007 has been budgeted at $2.2 billion, with over 90% expected to be directed towards natural gas projects. Talisman plans to drill 380 gross development and 65 gross exploration wells, including eight high impact exploration wells.

Approximately half of Talisman's spending in North America is expected to be focused on four core gas areas: the Alberta Foothills, Edson, Bigstone/Wild River and Monkman. The Company plans to spend approximately $130 million in Appalachia as well as $30 million in the western United States to explore new deep gas plays. Talisman has also budgeted $190 million for continued expansion of its Midstream operations.

Talisman's North Sea strategy is to develop commercial hubs around core operated properties and infrastructure. 2007 should see the completion of several development projects and integration of the Auk/Fulmar assets. Key development projects, which the Company expects to complete, include Tweedsmuir, Duart, Enoch, Wood, Blane and Affleck, as well as the tie-back of the Galley field to Tartan. In Norway, development work is planned for the Rev and Yme field developments.

Exploration and development spending in the North Sea is expected to total $1.6 billion, with over 80% directed at development projects.

In Southeast Asia and Australia, Talisman plans to continue to focus on low cost oil and natural gas developments and monetizing its large natural gas reserves in Indonesia. The Company also plans to drill three high impact exploration wells in Vietnam and make preparations to drill a deepwater exploration prospect in Indonesia in 2008. Total exploration and development spending in the region is expected to be $670 million in 2007.

In Indonesia, Talisman expects to complete and commission the Phase 2 expansion of its gas processing facilities at Corridor. In Malaysia and Vietnam, approximately 40% of spending is intended to be on development of the Northern Fields in Block PM-3 CAA, with first oil expected in mid-2008.

Talisman plans to spend $50 million in Algeria, most of which is related to Phase II expansion of the MLN gas injection facilities. The Company also plans to spend approximately $65 million in Trinidad and Tobago, drilling at least two onshore wells and four offshore wells.

Elsewhere, Talisman has built a highly prospective acreage position in Alaska. The 2007 program includes three high impact wells in the northwest planning area of the National Petroleum Reserve, with spending of approximately $100 million.

In Qatar, one exploration well is planned for 2007. In Peru and Colombia, activities will be focused on seismic acquisition.

Production, Cash Flow and Other Metrics

Talisman expects its production volumes to average approximately 485,000 boe/d in 2007 (plus or minus 5%), essentially unchanged from 2006 expectations. However, the Company expects production per share growth of between 5 to 10% next year with continuing share repurchases.

The lack of absolute production growth in 2007 is largely due to project deferrals in the UK (Tweedsmuir) and Norway (Rev), the constrained capital spending program as well as completed and planned asset sales. For now, North Sea volumes include the Brae asset package, although the sales process is ongoing.

Partly as a consequence of project delays, production per share growth in 2008 is expected to be 15% or greater. A large percentage of international growth over the next three years is expected to come from existing projects. In North America, Talisman has a large inventory of relatively low risk drilling opportunities, which should provide the expected growth in natural gas volumes.

Unit operating costs are expected to average about $10.50/boe in 2007, an increase of 6% compared to 2006. Higher unit operating costs in North America and Norway are expected to be partially offset by lower unit costs in the UK (due to new low cost development projects). General and administrative costs are expected to be about $225 million, unchanged from the projected 2006 level.

Additional information, including forecast production by region, unit operating and transportation costs, expected royalty rates and incomes taxes, as well as sensitivities are included elsewhere in this news release.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information on Talisman Energy, please contact:

David Mann
Senior Manager, Corporate & Investor Communications
Phone: 403-237-1196
Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957
Fax: 403-237-1210
Email: tlm@talisman-energy.com

42-06

Financial Information

All dollar amounts are stated in Canadian dollars, except where otherwise indicated. Unless otherwise indicated below, the Canadian financial information included in this news release is set out in accordance with Canadian generally accepted accounting principles, which differs from generally accepted accounting principles in the US. See the notes to the Company's consolidated financial statements for information concerning significant differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Cash flow per share is one measure used by the Company to assess operating results. Cash flow per share is not defined by Canadian or US GAAP and as such does not have a standardized meaning prescribed by Canadian or US GAAP. Cash flow per share may not be comparable to similarly titled measures reported by other companies. Cash flow per share should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities per share or net income per share as determined in accordance with Canadian or US GAAP as an indicator of the Company's performance or liquidity. Cash flow per share as presented in this news release has been calculated on a consistent basis for the year ended December 31, 2006 and the year ending December 31, 2007.

This news release does not include an estimate of net income per share as it is not practicable to do so at this time.

Forward-looking Statements

This news release contains statements concerning future projects and growth, anticipated cash flow and cash flow per share, estimated volumes and timing of future production, business plans for exploration, development and drilling, anticipated budget costs for items including drilling, plant and equipment and land/G&G costs, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the applicable securities legislation.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:
- the ability of management to execute the business plan which forms the basis for this news release;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- general economic conditions;
- the effect of acts of, or actions against international terrorism; and
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

The completion of contemplated asset dispositions discussed in this news release is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.
We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2006", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory – Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Throughout this report, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

In this news release, Talisman refers to contingent and prospective resources, as defined by the Society of Petroleum Engineers / World Petroleum Congress, which are inherently more uncertain than proved reserves and which US oil and gas companies are prohibited from including in reports filed with the SEC.

Prospective resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. If discovered, they would be technically and economically viable to recover. There is no certainty that the prospective resources will be discovered.

Contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, NW, Washington, DC 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, NW, Washington DC 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

Talisman Corporate Guidance Assumptions [1]

These Corporate Guidance assumptions set forth the material assumptions that form the basis for the forward looking information set forth in the December 11th, 2006 news release and certain material factors that could cause actual results to materially differ from the forward looking information.

Daily Production Volumes (Before Royalties)

	FY2007
Oil & NGL (bbls/d) [1]	
North America [2]	42,500
United Kingdom [3]	122,000
Scandinavia [3]	33,000
Indonesia	11,000
Malaysia/Vietnam	27,200
North Africa [4]	15,000
Trinidad	6,300
Australia	7,000
	264,000
Natural Gas (mmcf/d)	
North America	900
United Kingdom [3]	110
Scandinavia [3]	13
Indonesia	230
Malaysia/Vietnam	73
	1,326
Total mboe/d (6mcf = 1boe)	**485**

[1] Corporate Guidance assumptions include the estimated impact of Canadian asset sales expected to be completed by the end of 1Q 2007, resulting in an annualized reduction of approximately 11 mboe/d in 2007. Volume estimates are considered to be reasonable to within +/- 5%.

Capital Expenditures (C$ millions) [5]

North America (includes Alaska)	2,330
United Kingdom [3]	1,175
Scandinavia [3]	440
Indonesia	100
Malaysia / Vietnam	540
North Africa [4]	60
Trinidad	65
Australia	30
Other International	115
Corporate	45
Total [6]	**4,900**

Average Cost Data [5]

	FY 2007		
	Royalty Rate (%)	**Unit Op Costs**	**Unit Transport Costs** [7]
Oil & Liquids		(C$per bbl)	
North America	20% - 22%	8.90 - 10.90	0.52 - 0.64
United Kingdom [3]	1%	16.55 - 20.25	1.30 - 1.60
Scandinavia [3]	0.5%	20.90 - 25.50	2.90 - 3.60
Indonesia	50% - 56%	10.00 - 12.25	0.96 - 1.18
Malaysia/Vietnam	40% - 46%	4.75 - 5.80	nil
North Africa [4]	42% - 46%	3.45 - 4.20	1.35 - 1.65
Trinidad	10% - 13%	5.70 - 6.95	nil
Australia	nil	4.30 - 5.25	nil
Natural Gas		(C$per mcf)	
North America	18% - 20%	1.00 - 1.20	0.20 - 0.24
United Kingdom [3]	4% - 7%	0.80 - 1.00	0.50 - 0.60
Scandinavia [3]	nil	nil	0.30 - 0.40
Indonesia	25% - 30%	0.42 - 0.52	0.44 - 0.54
Malaysia/Vietnam	23% - 26%	0.24 - 0.30	nil
		(C$per boe)	
Average Total	17% - 21%	9.40 - 11.45	1.30 - 1.62

[2] Assumes that the sale of Syncrude is completed by year end 2006.

[3] United Kingdom includes Netherlands, Scandinavia includes Norway and Denmark.

[4] Includes Algeria and Tunisia.

[5] Economic assumptions: WTI: US$65.00/bbl; NYMEX: US$7.50/mmbtu; US$/C$: 0.90; C$/£: 2.05.

[6] For competitive reasons, capital expenditures do not include an estimate of proceeds to be received in conjunction with the Canadian asset sale programme announced on October 16, 2006, nor is an estimated gain on sale reflected herein. In addition, the Company is negotiating the terms of a possible facilities lease agreement in Norway which, if successfully concluded, may result in an additional $260 million of non-cash capital costs related to capitalization of the underlying lease obligation.

[7] Separate item from unit operating costs.

Creating Value in the Upstream Oil & Gas Business

TALISMAN
E N E R G Y

Talisman Corporate Guidance Assumptions [1]

<u>Other Information [5, 9]</u>

Income Taxes [10] (C$ millions)	FY 2007		
Current Income Tax	875	-	975
Future Income Tax	75	-	125
Petroleum Revenue Tax (Current)	200	-	250
Petroleum Revenue Tax Recovery (Deferred)	30	-	55
Effective Income Tax Rate (After Deducting Petroleum Revenue Tax)	**37%**	**-**	**45%**
DD&A and ARO (C$/boe):	13.45	-	14.85
Dry Hole Costs [9] (C$ millions):	375	-	475
Exploration Costs (C$ millions):	400	-	450
Midstream, Pipeline and Other:			
Revenues (C$ millions):	145	-	185
Operating Costs (C$ millions):	30	-	40
Other Revenues (C$ millions):	35	-	40
Post-tax Gains on Asset Sales[6] (C$ millions):		n/a	
Other Expenses[10] (C$ millions):	25	-	35

<u>Price Realization Assumptions [11]</u>

<u>At Posted Prices</u>

WTI (US$/bbl):	65.00
Edmonton Light (C$/bbl):	70.55
Brent (US$/Bbl)	63.50
Henry Hub (US$/mmbtu):	7.50
AECO (C$/GJ):	6.75

Average Realized Prices

Oil & Liquids	US$/bbl	C$/bbl
North America	48.88	54.31
United Kingdom [3]	62.35	69.28
Scandinavia [3]	63.47	70.52
Indonesia	61.92	68.80
Malaysia/Vietnam	64.85	72.05
North Africa [4]	63.75	70.83
Trinidad	61.25	68.05
Australia	61.25	68.05

Natural Gas	US$/mcf	C$/mcf
North America	6.94	7.71
United Kingdom [3]	6.74	7.49
Scandinavia [3]	4.01	4.45
Indonesia	6.71	7.45
Malaysia/Vietnam	4.25	4.72

<u>Sensitivities [11,12]</u>

<u>Cash Flow Sensitivity (Approximate impact in 2007, in millions C$) [13]</u>

	Pre-Tax Cash Flow [13]	Income Taxes [10]	PRT [10]	After-Tax Cash Flow [13]
Volume Changes				
Oil +/-10%	543	223	40	280
Natural Gas +/-10%	255	40	4	211
Price Changes [11]				
WTI Oil - US$1.00/bbl	91	41	7	43
N.A. Natural Gas - C$0.10/mcf	22	1	-	21
Exchange Rate Changes				
US$ increased by US$0.01	83	15	4	64
£ increased by C$0.023	(7)	(8)	(1)	2

[9] Talisman employs the "Successful Efforts Accounting Method", whereby exploration costs and unsuccessful exploration drilling costs ("Dry Hole Costs") are expensed as incurred. Dry Hole Costs are estimated from an evaluation of the geological risks associated with the Company's exploration prospects, and are subject to uncertainty.

[10] Cash and future income taxes, and Petroleum Revenue Taxes (PRT) vary with revenue and the level and classification of expenditures and are complicated by the fact that the Company carries on business in several different tax jurisdictions. The estimated level of cash tax expense includes a benefit of approximately $80 million on the assumption Talisman will elect to defer UK capital expenditure claims from 2005 to 2007, thereby sheltering income taxable at the current 50% rate, versus 40% in 2005. The resulting late payment of 2005 taxes results in interest costs of circa $30 million which are included in "Other Expenses" above.

[11] Economic assumptions: WTI: US$65.00/bbl; NYMEX: US$7.50/mmbtu; US$/C$: 0.90; C$/£: 2.05. The impact of commodity contract hedges as at end 3Q 2006 has been excluded.

[12] Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Except for a small portion which is sold at a fixed price, most of the Indonesian natural gas price is based on the price of crude oil and has therefore been included in the price sensitivity for oil.

[13] Cash Flow is a non-GAAP measure, the components of which are set out in the 2005 annual report. Sensitivites incorporate the impact of commodity derivatives contracts in place at the end of 3Q 2006.